FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                28 November, 2003


                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)


  Baltimore Technologies plc, Innovation House, 39 Mark Road, Hemel Hempstead,
                               Herts, HP2 7DN, UK
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes .....    No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).


                                  EXHIBIT INDEX


Press Release regarding: EGM Statement dated 28 November, 2003





            Baltimore Technologies plc Announces EGM Results

London, UK - 28 November 2003 - Baltimore Technologies plc (London: BLM) announced that at its Extraordinary General Meeting (EGM) held today all of the resolutions were passed by shareholders.

The EGM sought shareholders' approval for the disposal of Baltimore Technologies' PKI business to beTRUSTed and for a break fee provision relating to that transaction.

The votes received in respect of the resolutions were as follows:

                                For          Against          Abstain
Resolution 1.             4,015,160          140,120           51,388
Resolution 2.             3,956,366          189,725           60,577


Comment:
Bijan Khezri, Chief Executive of Baltimore Technologies, said:

"The vote in favour of the disposal of the core PKI business reflects shareholders' endorsement of the Board's belief that Baltimore Technologies should not continue operating as a subscale software infrastructure vendor in a consolidating industry.

"The Board's immediate objective will be to minimise the liabilities at both a Group and subsidiary level, arising from the global network of legal subsidiaries, their related tax structures and property-related liabilities in various jurisdictions.

"The options available to Baltimore going forward are principally threefold: returning cash to shareholders, a reverse takeover or an acquisition. In the Board's view, together with its advisors, the return of cash to shareholders can best be achieved by way of Members' Voluntary Liquidation. In any event, it is crucial to minimise Baltimore's liabilities and this process could take until June 2004. In parallel, the Board will pro-actively evaluate business acquisition opportunities and if an attractive opportunity arises, which the Board wishes to recommend, then it will be put to a shareholder vote."

                                    - ENDS -

For further information call:
Smithfield - 020 7360 4900
Andrew Hey
Nick Bastin
Will Swan



About Baltimore Technologies:
Baltimore Technologies' products, services and solutions solve the fundamental security and trust needs of e-business. Baltimore's e-security technology gives companies the necessary tools to verify the identity of who they are doing business with and securely manage which resources and information users can access on open networks. Many of the world's leading organisations use Baltimore's e-security technology to conduct business more efficiently and cost effectively over the Internet and wireless networks. Baltimore also offers worldwide support for its authorisation management and public key-based authentication systems.
Baltimore's products and services are sold directly and through its worldwide partner network, Baltimore TrustedWorld. Baltimore Technologies is a public company, principally trading on London (BLM). For more information on Baltimore Technologies please visit http://www.baltimore.com

                                      ###

Certain statements that are not historical facts including certain statements made over the course of this document may be forward-looking in nature. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Company to be materially different from any future results, performance or achievements implied by such forward-looking statements.

                                      ###





                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 BALTIMORE TECHNOLOGIES PLC


                                 By:___/s/ Kenneth Philip Smith ___

                                 Name:  Kenneth Philip Smith
                                 Title: CFO and Company Secretary


Date: 28 November, 2003